Exhibit (a)(1)(D)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
ADAMS RESPIRATORY THERAPEUTICS, INC.
at
$60.00 NET PER SHARE
Pursuant to the Offer to Purchase dated December 21, 2007
by
TWICKENHAM INC.
an indirect wholly owned subsidiary of
RECKITT BENCKISER GROUP PLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 23, 2008, UNLESS THE TENDER OFFER IS EXTENDED.

December 21, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Twickenham Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Reckitt Benckiser Group plc, a corporation organized under the laws of England and Wales (“Reckitt Benckiser”), to act as Dealer Manager in connection with the Purchaser’s offer to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Adams Respiratory Therapeutics, Inc., a Delaware corporation (“Adams”), at a purchase price of $60.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or the name of your nominee.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), by and among Reckitt Benckiser, the Purchaser and Adams. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in the Offer to Purchase) and (ii) the expiration or termination of all statutory waiting periods (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions set forth in the Offer to Purchase.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into Adams (the “Merger”), with Adams continuing as the surviving corporation and as an indirect wholly owned subsidiary of Reckitt Benckiser. Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Adams, Reckitt Benckiser or the Purchaser, all of which will be cancelled and retired and shall cease to exist and Shares owned by Adams stockholders who have properly exercised dissenters’ rights under Section 262 of the Delaware General Corporation Law), will be converted into the right to receive $60.00 or any greater per Share price paid in the Offer net to the seller in cash, subject to any withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the offer or any delay in making payment for the Shares.

The Adams Board of Directors, among other things, (i) unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Adams and the stockholders of Adams, and (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase, dated December 21, 2007;

2. The Letter of Transmittal to be used in accepting the Offer and tendering Shares;

3. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

4. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company (the “Depositary”) by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

5. Adams’ Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission;

6. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

7. A return envelope addressed to American Stock Transfer & Trust Company, the Depositary, for your use only.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on January 23, 2008, unless the Offer is extended.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

MERRILL LYNC	H, PIERCE, FENNER & SMITH INCORPORATED

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of the Purchaser, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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